

July 15, 2021

Adam Simpson
Chief Executive Officer
Icosavax, Inc.
1616 East Lake Avenue E., Suite 208
Seattle, WA 98102

> **Re: Icosavax, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2021**
> **File No. 333-257733**

Dear Mr. Simpson:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Correspondence filed July 12, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Common Stock Valuation, page 89

1. Please refer to your response to comment 12 of our letter dated June 14, 2021. When available, provide us with your analysis of the reassessed fair value of common stock related to the options granted in the second quarter of fiscal 2021, as well as the amount of compensation expense you expect to recognize for these grants. Please also explain the difference between the fair value of common stock in the second quarter of fiscal 2021 and the estimated offering price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew T. Bush